Exhibit 107.1

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be Paid	Debt	Global Medium-Term Notes, Series A	N/A	N/A	N/A	N/A	N/A	N/A

The pricing supplement dated February 19, 2021, to which this Exhibit is attached (the “Pricing Supplement”) is a final prospectus for the related offering. The securities listed in the above table are not being newly registered. Although it was delivered to investors, the Pricing Supplement was not filed with the SEC within the time prescribed by Rule 424(b)(2) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Pricing Supplement is hereby filed as soon as practicable after the discovery of such failure to file, pursuant to Rule 424(b)(8) under the Securities Act.